Novamerican Steel Inc.
1050 University Avenue
Norwood, Massachusetts  02062

November 25, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Novamerican Steel Inc. et al.
Application to Withdraw Registration Statement on Form S-1 (No. 333-151581)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Novamerican Steel Inc., a Delaware corporation (the “Company”), and its co-registrants Novamerican Steel Finco Inc. (“Finco”), Novamerican Steel Holdings Inc. (the “Holdings”), Novamerican Steel U.S. Inc. (“Nova US”), Novamerican Tube Holdings, Inc. (“Tube”) and Nova Tube and Steel, Inc. (“NTS”), each a Delaware corporation, American Steel and Aluminum Corporation, a Massachusetts corporation (“ASA”), and Nova Tube Indiana, LLC , a Delaware limited liability company (“Nova Indiana” and, collectively with the Company, Finco, Holdings, Nova US, Tube, NTS and ASA, the “Registrants”), hereby request that the Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registrants’ Registration Statement on Form S-1 (No. 333-151581), originally filed on June 11, 2008 and amended on August 29, 2008 and October 30, 2008, together with exhibits thereto (collectively, the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.  The Registrants respectfully request that the Commission grant this request and issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Registrant, with the Commission consenting thereto.

The Company is making this request because the selling Noteholders have elected not to proceed with the resale under the Registration Statement at this time due to market conditions.  The Registration Statement was not declared effective and no securities were sold thereunder.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

If you have any questions regarding the foregoing application for withdrawal, please contact Jeanne R. Solomon at Kelley Drye & Warren LLP, at (212) 808-7513.

                 Sincerely,

NOVAMERICAN STEEL INC.		NOVAMERICAN STEEL FINCO INC.
By:	/s/ Karen G. Narwold	By:	/s/ Karen G. Narwold
	Name: Karen G. Narwold		Name: Karen G. Narwold
	Title: Vice President, Chief Administrative Officer, General Counsel and Secretary		Title: Vice President and Secretary

NOVAMERICAN STEEL HOLDINGS INC.		NOVAMERICAN STEEL U.S. INC.
By:	/s/ Karen G. Narwold	By:	/s/ Karen G. Narwold
	Name: Karen G. Narwold		Name: Karen G. Narwold
	Title: Vice President and Secretary		Title: Vice President and Secretary

NOVAMERICAN TUBE HOLDINGS, INC.		NOVA TUBE AND STEEL, INC.
By:	/s/ Karen G. Narwold	By:	/s/ Karen G. Narwold
	Name: Karen G. Narwold		Name: Karen G. Narwold
	Title: Vice President and Secretary		Title: Vice President and Secretary

AMERICAN STEEL AND ALUMINUM CORPORATION		NOVA TUBE INDIANA, LLC

By:	/s/ Karen G. Narwold	By:	Novamerican Tube Holdings, Inc., as its sole Member
Name: Karen G. Narwold
	Title: Vice President and Secretary	By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Vice President and Secretary